

November 17, 2021

Dharmesh Pandya
Chief Executive Officer
Lytus Technologies Holdings PTV. Ltd.
601 Everest Grande, A Wing
Mahakali Caves Road
Andheri (East)
Mumbai, India 400 093

> **Re: Lytus Technologies Holdings PTV. Ltd.**
> **Amendment No. 4 to Registration Statement on Form F-1**
> **Filed November 2, 2021**
> **File No. 333-254943**

Dear Mr. Pandya:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 15, 2021 letter.

Amendment No. 4 to Registration Statement on Form F-1

Note 1 - Nature of Operations and Summary of Significant Accounting...Policies, page F-7

1. We note your expanded disclosures on pages 3 and 52 in response to prior comment 11. The expanded disclosure appears confusing in that you state the Company does not obtain or contract for the content it uses, but rather DDC has the license agreement. We note DDC is consolidated into your financial statements. Please revise accordingly. In addition, we repeat our prior comment to include this information as an accounting policy in your footnotes. For example, the information in footnote 1 on page 3 should be included in your footnotes.

Note 3A - Other Income, page F-24

2. Based on your response to prior comment 13 and your analysis provided in Annex D of your response dated June 14, 2021 ("Annex D"), it appears that a contract does not exist. This is evident by your statements that "the payment terms of the contract were not completed," "it is expected that the terms of the contract will be fully implemented before the end of the third quarter of the fiscal year ending March 31, 2022," and "The amounts are currently held by Reachnet in trust pending closing of the transaction." That is, since the payment terms cannot be identified a contract does not exist as defined by paragraph 9 of IFRS 15. The fact that Reachnet holds the funds in trust instead of submitting the consideration to you further illustrates the lack of a contract. If no contract exists, explain how you have enforceable rights or are entitled to the income. It remains unclear how the Company can conclude that these amounts are Income as the amounts did not meet the criteria of revenue under IFRS 15. Clarify why IFRS 15.35(c) would apply when that paragraph does not apply to your transaction even if the transaction was within the scope of IFRS 15. You state in Annex D that "The income entitlement right is accounted as 'other income' as such no guidance is available for accounting of entitlement rights in IFRS, except the above reference." Clarify your basis for stating "except the above references" when the transaction is outside the scope of IFRS 15 and you state there is no guidance. Provide support for your "except the above references" and any instance where this has been applied in practice to similar fact patterns. Finally, since there is no contract nor a performance obligation, it does not appear that income or revenue should be recognized. The transaction seems to be a repayment or offset to the payments made to Reachnet and has no commercial substance. Please advise.

Note 26 - Restatement of Previously Issued Financial Statements, page F-46

3. We note your response and expanded disclosures to prior comment 10. Please expand your footnote disclosure to include the items required in IAS 8.49. Specifically, for each financial statement line item affected, show the amounts previously reported, adjustments, and as restated.

Report of Independent Registered Public Accounting Firm, page F-47

4. We note you provide the audit report of Kirtane & Pandit for your predecessor period. Further, we note the auditor states that it conducted its audit in accordance with the standards of the US Generally Accepted Auditing Standards. However, given this report covers the predecessor period of the issuer, the audit should be conducted in accordance with the standards of the PCAOB. Please have your auditor revise accordingly. Refer to PCAOB Rule 1001.

Consolidated Statements of Financial Position, page F-48

5.   We note the audit report refers to a statement of financial position as of March 15, 2020, but a statement of financial position is not provided as of this date. Please advise or revise accordingly.

   You may contact Ryan Rohn, Senior Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: M. Ali Panjwani, Esq.